Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 17, 2017

Via EDGAR and FEDERAL EXPRESS

CONFIDENTIAL Jonathan Burr Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Re:	Jill Intermediate LLC
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Jill Intermediate LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”), we hereby provide the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on February 10, 2017 (File No. 333-215993). Based on currently available information and market conditions, we expect the preliminary proposed price range to reflect an initial public offering price per share of the Company’s common stock, par value $0.01 per share (the “Shares”), of between $[***] and $[***] (the “Preliminary Price Range”) and 11,666,667 Shares offered to the public in connection with the offering (or 13,416,667 Shares if the underwriters’ option to purchase additional shares is exercised in full), after giving effect to our conversion from a Delaware limited liability company into a Delaware corporation and the conversion of all of our outstanding equity interests into 40,351,693 Shares, which will occur prior to the anticipated launch of the offering. We also submit the accompanying changed pages to the Registration Statement, which we expect to include in the Preliminary Prospectus. The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, certain information previously left blank in the Registration Statement that is derived from the Preliminary Price Range, pro forma financial information and the preliminary estimated ranges of certain of our financial results for the fiscal year ended January 28, 2017, based on information currently available to management.

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to David Biese, Chief Financial Officer, Jill Intermediate LLC, 4 Batterymarch Park, Quincy, Massachusetts 02169, telephone (617) 689-7915, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Brendan K. Christian at (213) 373-3111.

Sincerely,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	David Biese

Jill Intermediate LLC

Marc D. Jaffe, Esq.

Ian D. Schuman, Esq.

Latham & Watkins LLP